INVESTMENT COMPANY BOND

                        GREAT AMERICAN INSURANCE COMPANY

           (A Stock Insurance Company, Herein Called the Underwriter)


DECLARATIONS                                            Bond No.  149-54-52 - 00

Item 1.  Name of Insured (herein called Insured):   Global X Funds
         Principal Address:   410 Park Avenue, 4th Floor, New York, NY 10022

Item 2.  Bond Period from 12:01 a.m. 09/08/2010 to 12:01 a.m. 10/10/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.  Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
                                                       Limit of
                                                       Liability    Deductible
Insuring Agreement (A)-FIDELITY                        $1,500,000   $5,000
Insuring Agreement (B)-ON PREMISES                     $1,500,000   $5,000
Insuring Agreement (C)-IN TRANSIT                      $1,500,000   $5,000
Insuring Agreement (D)-FORGERY OR ALTERATION           $1,500,000   $5,000
Insuring Agreement (E)-SECURITIES                      $1,500,000   $5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY            $1,500,000   $5,000
Insuring Agreement (G)-STOP PAYMENT                    $   25,000   $5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT  $   25,000   $2,500
Insuring Agreement (I)-AUDIT EXPENSE                   $   25,000   $0
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS     $1,500,000   $5,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES         $   25,000   $2,500

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS                $1,500,000   $5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS         Not Covered  N/A

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3 and 4

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

                                           By: ______________________________
                                               (Authorized Representative)

INSURED COPY
149-54-52 - 00
REVISED